Pricing Supplement dated April 28, 2008 (To Prospectus dated July 5, 2006 and Prospectus Supplement dated August 10, 2006)	Filed Pursuant to Rule 424(b)(5) Registration No. 333-135210
AMB PROPERTY, L.P.
SERIES C MEDIUM-TERM NOTE
(FIXED RATE)

Principal Amount: $325,000,000
Price to Public: 99.853%
Agent’s Discount or Commission: $1,950,000 (0.600%)
Net Proceeds to us: $322,572,250
Interest Rate: 6.300%
Maturity Date: June 1, 2013
Original Issue Date: May 1, 2008
Trade Date: April 28, 2008
Exchange Rate Agent: Not applicable
     ☐ U.S. Bank National Association
     ☐ Other
Interest Payment Dates: June 1 and December 1, commencing December 1, 2008
Regular Record Dates: 15 calendar days before each Interest Payment Date, commencing November 16, 2008
Specified Currency:
     ☑ United States Dollars
     ☐ EURO
     ☐ Composite Currency:
     ☐ Other:          Principal Financial Center: Not applicable
Authorized Denomination:
     ☑ $1,000 or integral multiples thereof
     ☐ Other
Redemption:
☑ The Note cannot be redeemed prior to maturity; provided, however, that the Note may be prepaid at the option of the Operating Partnership prior to maturity as set forth below under “Other/Additional Provisions”
     ☐ The Note may be redeemed at the option of the Operating Partnership prior to maturity
               Redemption Commencement Date:
               Initial Redemption Percentage:
               Annual Redemption Percentage Reduction:
Repayment:
      ☑ The Note cannot be repaid prior to maturity
      ☐ The Note may be repaid prior to maturity at the option of the Holder of the Note
               Optional Repayment Date(s):
               Repayment Price:

1

Discount Notes:      ☐ Yes      ☑ No
      Issue Price:
      Total Amount of OID:
      Yield to Maturity:
      Initial Accrual Period:
Form:      ☑ Book-Entry      ☐ Certificated
Agent:
      ☑ Morgan Stanley & Co. Incorporated
      ☐ A.G. Edwards & Sons, Inc.
      ☑ Banc of America Securities LLC
      ☐ Commerzbank Capital Markets Corp.
      ☑ J.P. Morgan Securities Inc.
      ☐ PNC Capital Markets LLC
      ☑ Scotia Capital (USA) Inc.
      ☐ Wachovia Capital Markets, LLC
      ☐ Wells Fargo Securities, LLC
J.P. Morgan Securities Inc., Banc of America Securities LLC and Morgan Stanley & Co. Incorporated are joint book-running managers for this offering. Scotia Capital (USA) Inc. is co-manager for this offering.
Agent’s Capacity:      ☑ Agent      ☐ Principal
Addendum Attached:      ☐ Yes      ☑ No
Other/Additional Provisions:
Optional Prepayment by Operating Partnership
The notes will be subject to prepayment at the option of the Operating Partnership, at any time in whole or from time to time in part, upon not less than 30 and not more than 60 days’ notice mailed to each holder of notes to be prepaid at the holder’s address appearing in the note register, at a price equal to the greater of:
•	100% of the principal amount of the notes to be prepaid; and
•	the sum of the present values of the remaining scheduled payments of principal and interest (at the rate in effect on the date of calculation of the prepayment price) on the notes to be prepaid (exclusive of interest accrued to the date of prepayment) discounted to the date of prepayment on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield plus 50 basis points;
in each case, plus accrued and unpaid interest to the date of prepayment.
Notes called for prepayment will become due on the date fixed for prepayment. Notices of prepayment will be mailed by first-class mail at least 30 but not more than 60 days before the date fixed for prepayment to each noteholder at its registered address. The notice will state the principal amount to be prepaid. On and after the date fixed for prepayment, interest will cease to accrue on any prepaid notes. If less than all the notes are prepaid at any time, the trustee will select the notes to be prepaid on a pro rata basis or by any other method the trustee deems fair and appropriate.
“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice in pricing new issues of corporate debt securities of comparable maturity to the remaining terms of the notes.

“Comparable Treasury Price” means, with respect to any date fixed for the prepayment of notes, (a) the bid price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) at 4:00 P.M. on the third business day preceding such date, as set forth on “Telerate Page 500” (or such other page as may replace Telerate Page 500) or (b) if such page (or any successor page) is not displayed or does not contain such bid prices at such time, (i) the average of the Reference Treasury Dealer Quotations obtained by the trustee for such date, after excluding the highest and lowest of four such Reference Treasury Dealer Quotations, or (ii) if the trustee is unable to obtain at least four such Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations obtained by the trustee.
“Independent Investment Banker” means J.P. Morgan Securities Inc., or, if such firm is unwilling or unable to select the applicable Comparable Treasury Issue, a leading independent investment banking institution appointed by the trustee and reasonably acceptable to the Operating Partnership.
“Reference Treasury Dealer” means J.P. Morgan Securities Inc., and three other primary U.S. government securities dealers in New York City selected by the Independent Investment Banker (each, a “Primary Treasury Dealer”); provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, the Operating Partnership will substitute another Primary Treasury Dealer.
“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any date fixed for the prepayment of notes, an average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue for the notes (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such date.
“Treasury Yield” means, with respect to any date fixed for the prepayment of notes, the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the third business day immediately preceding such date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the applicable Comparable Treasury Price for such date.

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Use of Proceeds
We intend to use the net proceeds from the sale of the notes for general corporate purposes, which may include acquisitions of properties, portfolios of properties or interests in property-owning or real estate-related entities; development activities; the repayment of indebtedness (which may include temporarily reducing borrowings under our unsecured credit facilities); loans to affiliates; the redemption or other repurchase of outstanding securities; capital expenditures and increasing our working capital. We are generally engaged in various stages of negotiations for a number of acquisitions, dispositions and other transactions, some of which may be significant, that may include, but are not limited to, individual properties, large multi-property portfolios or property owning or real estate-related entities.
As of December 31, 2007, the weighted average interest rate on the borrowings we may repay under our unsecured credit facilities was approximately 5.70%. These borrowings mature in June 2010 and July 2011.